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Exhibit 99.2

RISK FACTORS

RISK FACTORS RELATING TO OUR SPIN-OFF FROM IAC

After our spin-off from IAC, we may be unable to make the changes necessary to operate effectively as a separate public entity.

        Following our spin-off from IAC, IAC will have no obligation to provide financial, operational or organizational assistance to us, other than limited services pursuant to a transition services agreement that we will enter into with IAC and the other Spincos in connection with the spin-offs. As a separate public entity, we will be subject to, and responsible for, regulatory compliance, including periodic public filings with the SEC and compliance with NASDAQ's continued listing requirements, as well as generally applicable tax and accounting rules. We may be unable to implement successfully the changes necessary to operate as an independent public entity.

We expect to incur increased costs relating to operating as an independent company that could cause our cash flow and results of operations to decline.

        We expect that the obligations of being a public company, including substantial public reporting and investor relations obligations, will require new expenditures, place new demands on our management and will require the hiring of additional personnel. We may need to implement additional systems that require new expenditures in order to adequately function as a public company. Such expenditures could adversely affect our business, financial condition and results of operations.

        In addition, IAC's businesses, by virtue of being under the same corporate structure, currently share economies of scope and scale in costs, human capital, vendor relationships and customer relationships with the businesses that we and the other Spincos will own following the spin-offs. The increased costs resulting from the loss of these benefits could have an adverse effect on us.

If one or more spin-offs, together with certain related transactions, were to fail to qualify as a transaction that is generally tax free for U.S. federal income tax purposes under Sections 355 and/or 368(a)(1)(D) of the Code, IAC, the Spincos and IAC stockholders may be subject to significant tax liabilities.

        In addition to the opinion set forth in "The Separation—Material U.S. Federal Income Tax Consequences of the Spin-Offs", IAC expects to receive a private letter ruling from the IRS and/or an opinion of counsel satisfactory to the IAC Board of Directors regarding the qualification of the spin-offs, together with certain related transactions, as transactions that are generally tax free for U.S. federal income tax purposes under Sections 355 and/or 368(a)(1)(D) of the Code. If the private letter ruling is received prior to the spin-offs, IAC expects to receive an opinion of counsel regarding certain aspects of the transaction that are not covered by the private letter ruling. If the private letter ruling is not received prior to the spin-offs, IAC expects to receive an opinion of counsel regarding the qualification of the spin-offs as transactions that are generally tax free for U.S. federal income tax purposes under Section 355 and/or Section 368(a)(1)(D) of the Code, and opinions from its external tax advisors regarding the U.S. federal income tax consequences to IAC of certain related matters and transactions, and certain state tax consequences to IAC of the spin-offs. The IRS private letter ruling and the opinions will be based on, among other things, certain assumptions as well as the accuracy of certain representations and statements that IAC and the Spincos make to the IRS and to counsel or IAC's external tax advisors. If any of these representations or statements are, or become, inaccurate or incomplete, or if IAC or the Spincos breach any of their respective covenants, the IRS private letter ruling and/or the opinions may be invalid.

        Moreover, as noted above, the IRS private letter ruling would not address all the issues that are relevant to determining whether the spin-offs qualify as transactions that are generally tax free for U.S. federal income tax purposes. Notwithstanding the IRS private letter ruling and/or opinion of counsel, the IRS could determine that one or more of the spin-offs should be treated as a taxable distribution if it determines that any of the representations, assumptions or undertakings that were included in the request for the IRS private letter ruling is false or has been violated or if it disagrees with the conclusions in the opinion of counsel that are not covered by the IRS ruling.

        If one or more spin-offs were to fail to qualify as a transaction that is generally tax free for U.S. federal income tax purposes under Sections 355 and/or 368(a)(1)(D) of the Code, then IAC generally would recognize gain in an amount equal to the excess of (i) the fair market value of the Spinco common stock distributed to the IAC stockholders in such taxable spin-off over (ii) IAC's tax basis in the common stock of such Spinco. In addition, each IAC stockholder who received Spinco common stock in such taxable spin-off generally would be treated as having received a taxable distribution in an amount equal to the fair market value of the Spinco common stock received (including any fractional share sold on behalf of the stockholder) in such spin-off, which would be taxable as a dividend to the extent of the stockholder's ratable share of IAC's current and accumulated earnings and profits (as increased to reflect any current income, including any gain, recognized by IAC on the taxable spin-off). The balance, if any, of the distribution would be treated as a nontaxable return of capital to the extent of the IAC stockholder's tax basis in its IAC stock, with any remaining amount being taxed as capital gain. For more information, see "The Separation—Material U.S. Federal Income Tax Consequences of the Spin-Offs," included elsewhere in this prospectus.

        Under the Tax Sharing Agreement that we will enter into with IAC and the other Spincos, each Spinco generally would be required to indemnify IAC and the other Spincos for any taxes resulting from the spin-off of such Spinco (and any related interest, penalties, legal and professional fees, and all costs and damages associated with related stockholder litigation or controversies) to the extent such amounts resulted from (i) any act or failure to act by such Spinco described in the covenants in the Tax Sharing Agreement, (ii) any acquisition of equity securities or assets of such Spinco or a member of its group, or (iii) any breach by such Spinco or any member of its group of any representation or covenant contained in the separation documents or in the documents relating to the IRS private letter ruling and/or tax opinions. The ability of IAC or the other Spincos to collect under these indemnity provisions will depend on the financial position of the indemnifying party. See "Certain Relationships and Related Party Transactions—Tax Sharing Agreement."

        In addition, the IRS could disagree with or challenge the conclusions reached in one or more of the tax opinions that IAC expects to receive with respect to certain related matters and transactions. In such case, IAC could recognize material amounts of taxable income or gain.

Certain transactions in IAC or Spinco equity securities could cause one or more of the spin-offs to be taxable to IAC and may give rise to indemnification obligations of Ticketmaster under the Tax Sharing Agreement.

        Current U.S. federal income tax law creates a presumption that the spin-off of a Spinco would be taxable to IAC, but not to its stockholders, if such spin-off is part of a "plan or series of related transactions" pursuant to which one or more persons acquire directly or indirectly stock representing a 50% or greater interest (by vote or value) in IAC or such Spinco. Acquisitions that occur during the four-year period that begins two years before the date of a spin-off are presumed to occur pursuant to a plan or series of related transactions, unless it is established that the acquisition is not pursuant to a plan or series of transactions that includes the spin-off. U.S. Treasury regulations currently in effect generally provide that whether an acquisition and a spin-off are part of a plan is determined based on all of the facts and circumstances, including, but not limited to, specific factors described in the Treasury regulations. In addition, the Treasury regulations provide several "safe harbors" for acquisitions that are not considered to be part of a plan.

        These rules will limit our ability and the ability of IAC during the two-year period following the spin-offs to enter into certain transactions that might be advantageous to them and their respective stockholders, particularly issuing equity securities to satisfy financing needs, repurchasing equity securities, and, under certain circumstances, acquiring businesses or assets with equity securities or agreeing to be acquired. Under the Tax Sharing Agreement, there will be restrictions on our ability to take such actions for a period of 25 months from the day after the date of our spin-off from IAC.

        In addition, the Tax Sharing Agreement generally provides that each Spinco will have to indemnify IAC and the other Spincos for any taxes resulting from the spin-off of such Spinco (and any related interest, penalties, legal and professional fees, and all costs and damages associated with related stockholder litigation or controversies) to the extent such amounts result from (i) any act or failure to act by such Spinco described in the covenants in the Tax Sharing Agreement, (ii) any acquisition of equity securities or assets of such Spinco or a member of its group, and (iii) any breach by such Spinco or any member of its group of any representation or covenant contained in the separation documents or in the documents relating to the IRS private letter ruling and/or tax opinions. See "The Separation—Material U.S. Federal Income Tax Consequences of the Spin-Offs" and "Certain Relationships and Related Party Transactions—Tax Sharing Agreement."

        In addition to actions of IAC and the Spincos, certain transactions that are outside their control and therefore not subject to the restrictive covenants contained in the Tax Sharing Agreement, such as a sale or disposition of the stock of IAC or the stock of a Spinco by certain persons that own five percent or more of any class of stock of IAC or such Spinco, respectively, could have a similar effect on the tax-free status of the spin-offs as transactions to which IAC or a Spinco is a party. As of April 30, 2008, Liberty Media Corporation and certain of its affiliates, in the aggregate, owned IAC stock representing approximately 61.6% by vote and 29.9% by value and, assuming no acquisitions or dispositions of IAC stock by Liberty Media Corporation or its affiliates between such date and the date of the spin-offs, are expected to own stock of each Spinco representing approximately 29.9% by vote and value. Accordingly, in evaluating our ability and the ability of IAC to engage in certain transactions involving our or IAC's equity securities, we and IAC will need to take into account the activities of Liberty Media Corporation and its affiliates.

        As a result of these rules, even if the Ticketmaster spin-off otherwise qualifies as a transaction that is generally tax-free for U.S. federal income tax purposes, transactions involving Ticketmaster or IAC equity securities (including transactions by certain significant stockholders) could cause IAC to recognize taxable gain with respect to the stock of Ticketmaster as described above. Although the restrictive covenants and indemnification provisions contained in the Tax Sharing Agreement are intended to minimize the likelihood that such an event will occur, the Ticketmaster spin-off may become taxable to IAC as a result of transactions in IAC or Ticketmaster equity securities.

The market price and trading volume of Ticketmaster securities may be volatile and may face negative pressure.

        There is currently no trading market for any Ticketmaster securities. Investors may decide to dispose of some or all of the Ticketmaster securities that they receive in the Ticketmaster spin-off. Ticketmaster securities issued in the Ticketmaster spin-off will be trading publicly for the first time. Until, and possibly even after, orderly trading markets develop for these securities, there may be significant fluctuations in price. It is not possible to accurately predict how investors in Ticketmaster's securities will behave after the Ticketmaster spin-off. The market price for Ticketmaster's securities following the Ticketmaster spin-off may be more volatile than the market price of IAC securities before the spin-off. The market price of Ticketmaster's securities could fluctuate significantly for many reasons, including the risks identified in this prospectus or reasons unrelated to our performance. These factors may result in short- or long-term negative pressure on the value of the Ticketmaster securities.

After our spin-off from IAC, our securities may not qualify for placement in investment indices. In addition, our securities may fail to meet the investment guidelines of institutional investors. In either case, these factors may negatively impact the price of our securities and may impair our ability to raise capital through the sale of securities.

        Some of the holders of IAC securities are index funds tied to NASDAQ or other stock or investment indices, or are institutional investors bound by various investment guidelines. Companies are generally selected for investment indices, and in some cases selected by institutional investors, based on factors such as market capitalization, industry, trading liquidity and financial condition. As an independent company, we will initially have a lower market capitalization than IAC has today. As a result, our securities may not qualify for those investment indices. In addition, the securities that are received in the Ticketmaster spin-off may not meet the investment guidelines of some institutional investors. Consequently, these index funds and institutional investors may have to sell some or all of the securities they receive in the Ticketmaster spin-off, and the price of our securities may fall as a result. Any such decline could impair our ability to raise capital through future sales of securities.

Financing—We may have future capital needs and may not be able to obtain additional financing on acceptable terms.

        In connection with our spin-off from IAC, we expect to incur indebtedness of approximately $750 million. We expect that we will distribute most or all of the proceeds from this indebtedness to IAC.

        These arrangements may limit our ability of to secure significant, additional financing in the future on favorable terms. Our ability to secure additional financing and satisfy our financial obligations under indebtedness outstanding from time to time will depend upon our future operating performance, which is subject to then prevailing general economic and credit market conditions, including interest rate levels and the availability of credit generally, and financial, business and other factors, many of which are beyond our control. The prolonged continuation or worsening of current credit market conditions would have a material adverse effect on our ability to secure financing on favorable terms, if at all.

        We may be unable to secure additional financing or financing on favorable terms or our operating cash flow may be insufficient to satisfy our financial obligations under indebtedness outstanding from time to time (if any). Furthermore, if financing is not available when needed, or is available on unfavorable terms, we may be unable to develop new or enhance our existing services, complete acquisitions or otherwise take advantage of business opportunities or respond to competitive pressures, any of which could have a material adverse effect on our business, financial condition and results of operations. If additional funds are raised through the issuance of equity securities, our stockholders may experience significant dilution. Also, our ability to engage in significant equity issuances will be limited or restricted after our spin-off from IAC in order to preserve the tax-free nature of the distribution.

The spin-off agreements were not the result of arm's length negotiations.

        The agreements that we will enter into with IAC and the other Spincos in connection with the spin-offs, including the separation and distribution agreement, tax sharing agreement, employee matters agreement and transition services agreement, were established by IAC, in consultation with the Spincos, with the intention of maximizing the value to current IAC's shareholders. Accordingly, the terms for us may not be as favorable as would have resulted from negotiations among unrelated third parties.

 RISK FACTORS RELATING TO OUR BUSINESS FOLLOWING
TICKETMASTER'S SPIN-OFF FROM IAC

Live Entertainment Industry and General Economic Trends—Our success depends, in significant part, on entertainment, sporting and leisure events and factors adversely affecting such events could have a material adverse effect on our business, financial condition and results of operations.

        We sell tickets to live entertainment, sporting and leisure events at arenas, stadiums, theaters and other facilities, and accordingly, our business, financial condition and results of operations are directly affected by the popularity, frequency and location of such events. Ticket sales are sensitive to fluctuations in the number and pricing of entertainment, sporting and leisure events and activities offered by promoters, teams and facilities, and adverse trends in the entertainment, sporting and leisure event industries could adversely affect our business, financial condition and results of operations. We rely on third parties to create and perform live entertainment, sporting and leisure events and to price tickets to such events. Accordingly, our success depends, in part, upon the ability of these third parties to correctly anticipate public demand for particular events and the prices that the public is willing to pay to attend such events, as well as the availability of popular artists, entertainers and teams.

        In addition, general economic conditions, consumer trends, work stoppages, natural disasters and terrorism could have a material adverse effect on our business, financial condition and results of operations. Entertainment-related expenditures are particularly sensitive to business and personal discretionary spending levels, which tend to decline during general economic downturns.

Third Party Relationships—We depend on relationships with clients and any adverse changes in these relationships could adversely affect our business, financial condition and results of operations.

        Our success is dependent, in significant part, on the ability of our businesses to maintain and renew relationships with existing clients and to establish new client relationships. We anticipate that for the foreseeable future, the substantial majority of our revenues will be derived from online and offline sales of tickets. We also expect that revenues from primary ticketing services, which consist primarily of per ticket convenience charges and per order "order processing" fees, will continue to comprise the substantial majority of our consolidated revenues. For the year ended December 31, 2007, our businesses provided primary ticketing services to over 9,000 clients.

        Securing the right to sell tickets depends, in substantial part, on the ability of our businesses to enter into, maintain and renew client contracts on favorable terms. Revenue attributable to our largest client, Live Nation (including its subsidiary, House of Blues), represented approximately 17% of our total revenue in 2007. This client relationship consists of four agreements, two with Live Nation (a worldwide agreement (other than England, Scotland and Wales) that expires on December 31, 2008, and an agreement covering England, Scotland and Wales that expires on December 31, 2009) and two with House of Blues (a U.S. agreement that expires on December 31, 2009, and a Canadian agreement that expires on March 1, 2010). Revenue attributable to the worldwide agreement and the agreement covering England, Scotland and Wales represented approximately 11% and 3%, respectively, of our total revenues in 2007. Each party has the right to terminate the agreement covering England, Scotland and Wales as of December 31, 2008, in which case Live Nation would be obligated to pay us a termination fee in an amount equal to 1.25 times the average of our annual net profits under the agreement for 2007 and 2008. We anticipate that none of these agreements will be renewed. In addition, Live Nation has publicly announced that it will launch its own ticketing business in 2009 and that it intends to ticket Live Nation events and compete with Ticketmaster for third party clients.

        We cannot provide assurances that our businesses will continue to be able to maintain other existing client contracts, or enter into or maintain new client contracts, on acceptable terms, if at all, and the failure to do so could have a material adverse effect on our business, financial condition and results of operations. In addition, facilities, promoters and other potential clients are increasingly electing to self-ticket and/or distribute a growing number of tickets through client direct or other new channels, which could adversely impact the ability of our businesses to secure renewals and new client contracts. The non-renewal or termination of an agreement with a major client or multiple agreements with a combination of smaller clients could have a material adverse effect on our business, financial condition and results of operations.

        Another important component of our success is the ability of our businesses to maintain existing and build new relationships with third party distribution channels and service providers, including providers of credit card processing and delivery services, as well as advertisers, among other parties. Any adverse changes in these relationships, including the inability of these parties to fulfill their obligations to our businesses for any reason, could adversely affect our business, financial condition and results of operations.

Brand Recognition—Failure to maintain brand recognition and attract and retain customers in a cost-effective manner could adversely affect our business, financial condition and results of operations.

        Maintaining and promoting the Ticketmaster and ticketmaster.com (and related international) brand names and, to a lesser extent, the ticketsnow.com, ticketweb.com, museumtix.com and tmvista.com (and related international) brand names, is critical to the ability of our businesses to attract consumers and business customers to their respective websites and other distribution channels. We believe that the importance of brand recognition will increase, given the growing number of online ticketing services due to relatively low barriers to entry to providing internet online content and services. Accordingly, our businesses have spent, and expect to continue to spend, increasing amounts of money on, and devote greater resources to, branding and other marketing initiatives, including search engine optimization techniques and paid search engine marketing, neither of which may be successful or cost-effective. Ticketmaster believes that rates for desirable online advertising and marketing are likely to increase in the foreseeable future. The failure of our businesses to maintain the recognition of their respective brands and to attract and retain consumers in a cost-effective manner could adversely affect our business, financial condition and results of operations.

Acquisitions—We may experience operational and financial risks in connection with acquisitions. In addition, some of the businesses acquired by us may incur significant losses from operations or experience impairment of carrying value.

        Our growth may depend upon future acquisitions and depends, in part, on our ability to successfully integrate historical acquisitions. We may experience operational and financial risks in connection with acquisitions. To the extent that we continue to grow through acquisitions, we will need to:

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  successfully integrate the operations, as well as the accounting, financial controls, management information, technology, human resources and other administrative systems, of acquired businesses with existing operations and systems;

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  retain the clients of the acquired businesses;

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  retain senior management and other key personnel at acquired businesses; and

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  successfully manage acquisition-related strain on our management, operations and financial resources and/or those of acquired businesses.

        We may not be successful in addressing these challenges or any others encountered in connection with historical and future acquisitions and the failure to do so could adversely affect our business, financial condition and results of operations. The anticipated benefits of one or more acquisitions may not be realized and future acquisitions could result in potentially dilutive issuances of equity securities and/or contingent liabilities. Also, the value of goodwill and other intangible assets acquired could be impacted by one or more unfavorable events or trends, which could result in impairment charges. The occurrence of any of these events could adversely affect our business, financial condition and results of operations.

        Through certain recent (and potentially future) acquisitions, such as the acquisitions of TicketsNow, Emma Entertainment, Echo and GetMeIn!, we entered (or may enter) into aspects of the ticketing and/or entertainment industries in which we have not previously participated directly. Acquisitions of this nature could adversely affect relationships with new and potential clients to the extent that clients view the interests of acquired businesses, or those of Ticketmaster overall following the completion of any such acquisitions, as competing with or diverging from their own, which could adversely impact our relationships with its clients and its ability to attract new clients, which would adversely affect our business, financial condition and results of operations.

International Presence and Expansion—Our businesses operate in international markets in which they have limited experience. Our businesses may not be able to successfully expand into new, or further into existing, international markets.

        We provide services in various jurisdictions abroad through a number of brands and businesses that we own and operate, as well as through joint ventures, and expect to continue to expand our international presence. See "Business of Ticketmaster—International Operations." We face, and expect to continue to face, additional risks in the case of our existing and future international operations, including:

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  political instability and unfavorable economic conditions in the markets in which we currently have international operations or into which our brands and businesses may expand;

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  more restrictive or otherwise unfavorable government regulation of the live entertainment and ticketing industries, including the regulation of the provision of primary ticketing and ticket resale services, as well promotional, marketing and other related services, which could result in increased compliance costs and/or otherwise restrict the manner in which our businesses provide services and the amount of related fees charged for such services;

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  limitations on the enforcement of intellectual property rights, which would preclude us from building the brand recognition upon which we have come to rely in many jurisdictions;

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  limitations on the ability of foreign subsidiaries to repatriate profits or otherwise remit earnings to us;

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  adverse tax consequences;

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  limitations on technology infrastructure, which could limit our ability to migrate international operations to the Ticketmaster System, which would result in increased costs;

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  lower levels of internet usage, credit card usage and consumer spending in comparison to those in the United States; and

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  difficulties in managing operations and adapting to consumer desires due to distance, language and cultural differences, including issues associated with management and operational systems and infrastructures, including internal financial control and reporting systems and functions, staffing and managing foreign operations, which we might not be able to do effectively, or if so, on a cost-effective basis.

        Our ability to expand our international operations into new, or further into existing, jurisdictions will depend, in significant part, on our ability to identify potential acquisition candidates, joint venture or other partners, and enter into arrangements with these parties on favorable terms, as well as our ability to make continued investments to maintain and grow existing international operations. If the revenues generated by international operations are insufficient to offset expenses incurred in connection with the maintenance and growth of these operations, our business, financial condition and results of operations could be materially and adversely affected. In addition, in an effort to make international operations in one or more given jurisdictions profitable over the long term, significant additional investments that are not profitable over the short term could be required over a prolonged period.

        In addition, the ticketing industry in many jurisdictions abroad is more fragmented and local than it is in the United States. Our success in these markets will depend on the ability of our businesses to create economies of scale by consolidating within each market geographically, which would most likely occur over a prolonged period, during which significant investments in technology and infrastructure would be required. In the case of expansion through organic growth, we would face substantial barriers to entry in new, and expansion into existing, markets due primarily to the risks and concerns discussed above, among others.

        Lastly, to the extent that costs and prices for services are established in local currencies and adjusted to U.S. dollars based on then-current exchange rates, we will be exposed to foreign exchange rate fluctuations. After accounting for such fluctuations, we may be required to record significant gains or losses, the amount of which will vary based on then current exchange rates, which could cause our results to differ materially from expectations. As we continue to expand our international presence, our exposure to exchange rate fluctuations will increase.

Changing Customer Requirements and Industry Standards—Our businesses may not be able to adapt quickly enough to changing customer requirements and industry standards.

        The e-commerce industry is characterized by evolving industry standards, frequent new service and product introductions and enhancements and changing customer demands. Our businesses may not be able to adapt quickly enough and/or in a cost-effective manner to changes in industry standards and customer requirements and preferences, and their failure to do so could adversely affect our business, financial condition and results of operations. In addition, the continued widespread adoption of new internet or telecommunications technologies and devices or other technological changes could require our businesses to modify or adapt their respective services or infrastructures. The failure of our businesses to modify or adapt their respective services or infrastructures in response to these trends could render their existing websites, services and proprietary technologies obsolete, which could adversely affect our business, financial condition and results of operations.

        In addition, we are currently in the process of migrating our international brands and businesses to the Ticketmaster System in an attempt to provide consistent and state-of-the-art services across our businesses and to reduce the cost and expense of maintaining multiple systems, which we may not be able to complete in a timely or cost-effective manner. Delays or difficulties in implementing the Ticketmaster System, as well as any new or enhanced systems, may limit our ability to achieve the desired results in a timely manner. Also, we may be unable to devote financial resources to new technologies and systems in the future, which could adversely affect our business financial condition and results of operations.

Compliance and Changing Laws, Rules and Regulations—Our failure to comply with existing laws, rules and regulations as well as changing laws, rules and regulations and legal uncertainty, could adversely affect our business, financial condition and results of operations.

        Since our businesses sell tickets and provide related services to consumers through a number of different online and offline channels, they are subject to a wide variety of statutes, rules, regulations, policies and procedures in various jurisdictions in the United States and abroad, which are subject to change at any time. For example, our businesses conduct marketing activities via the telephone and/or through online marketing channels, which activities are governed by numerous federal and state regulations, such as the Telemarketing Sales Rule, state telemarketing laws and the CAN-SPAM Act, among others. Our businesses are also subject to laws, rules and regulations applicable to providers of primary ticketing and ticket resale services, which in some cases regulate the amount of transaction and other fees that they may be charged in connection with primary ticketing sales and/or the ticket prices that may be charged in the case of ticket resale services, and new legislation of this nature is introduced from time to time in various (and is pending in certain) jurisdictions in which our businesses sell tickets and provide services. For example, several U.S. states and cities, Canadian provinces, the United Kingdom and European countries prohibit the resale of tickets at prices greater than the original face price (in the case of certain jurisdictions, without the consent of the venue) and/or prohibit the resale of tickets to certain types of events. The failure of our businesses to comply with these laws and regulations could result in fines and/or proceedings against us by governmental agencies and/or consumers, which if material, could adversely affect our business, financial condition and results of operations. In addition, the promulgation of new laws, rules and regulations that restrict or otherwise unfavorably impact the ability or manner in which our businesses provide primary ticketing and ticket resale services would require our businesses to change certain aspects of their business, operations and client relationships to ensure compliance, which could decrease demand for services, reduce revenues, increase costs and/or subject us to additional liabilities.

        In addition, the application of various domestic and international sales, use, value-added and other tax laws, rules and regulations to our historical and new products and services is subject to interpretation by applicable taxing authorities. While we believe that we are compliant with current tax provisions, taxing authorities may take a contrary position and such positions may adversely affect our business, financial condition and results of operations.

        From time to time, federal, state and local authorities and/or consumers commence investigations, inquiries or litigation with respect to compliance by us and our businesses with applicable consumer protection, advertising, unfair business practice, antitrust (and similar or related laws) and other laws. Our businesses have historically cooperated with authorities in connection with these investigations and have satisfactorily resolved each such material investigation, inquiry or litigation. We have incurred significant legal expenses in connection with the defense of governmental investigations and litigation in the past and may be required to incur additional expenses in the future should investigations and litigation be instituted. In the case of antitrust (and similar or related) matters, any adverse outcome could limit or prevent our businesses from engaging in the ticketing business generally (or in a particular market thereof) or subject them to potential damage assessments, all of which could have a material adverse effect on our business, financial condition and results of operations.

Maintenance of Systems and Infrastructure—Our success depends, in part, on the integrity of our systems and infrastructures. System interruption and the lack of integration and redundancy in these systems and infrastructures may have an adverse impact on our business, financial conditions and results of operations.

        Our success depends, in part, on our ability to maintain the integrity of our systems and infrastructures, including websites, information and related systems, call centers and distribution and fulfillment facilities. System interruption and the lack of integration and redundancy in our information systems and infrastructures may adversely affect our ability to operate websites, process and fulfill transactions, respond to customer inquiries and generally maintain cost-efficient operations. We may experience occasional system interruptions that make some or all systems or data unavailable or prevent our businesses from efficiently providing services or fulfilling orders. We also rely on affiliate and third-party computer systems, broadband and other communications systems and service providers in connection with the provision of services generally, as well as to facilitate, process and fulfill transactions. Any interruptions, outages or delays in our systems and infrastructures, our businesses, our affiliates and/or third parties, or deterioration in the performance of these systems and infrastructures, could impair the ability of our businesses to provide services, fulfill orders and/or process transactions. Fire, flood, power loss, telecommunications failure, hurricanes, tornadoes, earthquakes, acts of war or terrorism, acts of God and similar events or disruptions may damage or interrupt computer, broadband or other communications systems and infrastructures at any time. Any of these events could cause system interruption, delays and loss of critical data, and could prevent our businesses from providing services, fulfilling orders and/or processing transactions. While our businesses have backup systems for certain aspects of their operations, disaster recovery planning is not sufficient for all eventualities. In addition, we may not have adequate insurance coverage to compensate for losses from a major interruption. If any of these adverse events were to occur, it could adversely affect our business, financial conditions and results of operations.

        In addition, any penetration of network security or other misappropriation or misuse of personal consumer information could cause interruptions in the operations of our businesses and subject us to increased costs, litigation and other liabilities. Claims could also be made against us for other misuse of personal information, such as for unauthorized purposes or identity theft, which could result in litigation and financial liabilities, as well as administrative action from governmental authorities. Security breaches could also significantly damage our reputation with consumers and third parties with whom we do business. It is possible that advances in computer capabilities, new discoveries, undetected fraud, inadvertent violations of company policies or procedures or other developments could result in a compromise of information or a breach of the technology and security processes that are used to protect consumer transaction data. As a result, current security measures may not prevent any or all security breaches. We may be required to expend significant capital and other resources to protect against and remedy any potential or existing security breaches and their consequences. We also face risks associated with security breaches affecting third parties with which we are affiliated or otherwise conduct business online. Consumers are generally concerned with security and privacy of the Internet, and any publicized security problems affecting our businesses and/or those of third parties may discourage consumers from doing business with us, which could have an adverse effect on our business, financial condition and results of operations.

Privacy—The processing, storage, use and disclosure of personal data could give rise to liabilities as a result of governmental regulation, conflicting legal requirements or differing views of personal privacy rights.

        In the processing of consumer transactions, our businesses receive, transmit and store a large volume of personally identifiable information and other user data. The sharing, use, disclosure and protection of this information are governed by the privacy and data security policies maintained by us and our businesses. Moreover, there are federal, state and international laws regarding privacy and the storing, sharing, use, disclosure and protection of personally identifiable information and user data. Specifically, personally identifiable information is increasingly subject to legislation and regulations in numerous jurisdictions around the world, the intent of which is to protect the privacy of personal information that is collected, processed and transmitted in or from the governing jurisdiction. We could be adversely affected if legislation or regulations are expanded to require changes in business practices or privacy policies, or if governing jurisdictions interpret or implement their legislation or regulations in ways that negatively affect our business, financial condition and results of operations.

        Our businesses may also become exposed to potential liabilities as a result of differing views on the privacy of consumer and other user data collected by these businesses. Our failure, and/or the failure by the various third party vendors and service providers with which we do business, to comply with applicable privacy policies or federal, state or similar international laws and regulations or any compromise of security that results in the unauthorized release of personally identifiable information or other user data could damage the reputation of these businesses, discourage potential users from trying our products and services and/or result in fines and/or proceedings by governmental agencies and/or consumers, one or all of which could adversely affect our business, financial condition and results of operations.

Intellectual Property—We may fail to adequately protect our intellectual property rights or may be accused of infringing intellectual property rights of third parties.

        We may fail to adequately protect our intellectual property rights or may be accused of infringing intellectual property rights of third parties. We regard our intellectual property rights, including patents, service marks, trademarks and domain names, copyrights, trade secrets and similar intellectual property (as applicable) as critical to our success. Our businesses also rely heavily upon software codes, informational databases and other components that make up their products and services.

        We rely on a combination of laws and contractual restrictions with employees, customers, suppliers, affiliates and others to establish and protect these proprietary rights. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use trade secret or copyrighted intellectual property without authorization which, if discovered, might require legal action to correct. In addition, third parties may independently and lawfully develop substantially similar intellectual properties.

        We have generally registered and continue to apply to register, or secure by contract when appropriate, our trademarks and service marks as they are developed and used, and reserve and register domain names as we deem appropriate. We generally consider the protection of our trademarks to be important for purposes of brand maintenance and reputation. While we vigorously protect our trademarks, service marks and domain names, effective trademark protection may not be available or may not be sought in every country in which products and services are made available, and contractual disputes may affect the use of marks governed by private contract. Similarly, not every variation of a domain name may be available or be registered, even if available. Our failure to protect our intellectual property rights in a meaningful manner or challenges to related contractual rights could result in erosion of brand names and limit our ability of to control marketing on or through the internet using our various domain names or otherwise, which could adversely affect our business, financial condition and results of operations.

        Some of our businesses have been granted patents and/or have patent applications pending with the United States Patent and Trademark Office and/or various foreign patent authorities for various proprietary technologies and other inventions. We consider applying for patents or for other appropriate statutory protection when we develop valuable new or improved proprietary technologies or inventions are identified, and will continue to consider the appropriateness of filing for patents to protect future proprietary technologies and inventions as circumstances may warrant. The status of any patent involves complex legal and factual questions, and the breadth of claims allowed is uncertain. Accordingly, any patent application filed may not result in a patent being issued or existing or future patents may not be adjudicated valid by a court or be afforded adequate protection against competitors with similar technology. In addition, third parties may create new products or methods that achieve similar results without infringing upon patents that we own. Likewise, the issuance of a patent to us does not mean that our processes or inventions will not be found to infringe upon patents or other rights previously issued to third parties.

        From time to time, we are subject to legal proceedings and claims in the ordinary course of business, including claims of alleged infringement of the trademarks, copyrights, patents and other intellectual property rights of third parties. In addition, litigation may be necessary in the future to enforce our intellectual property rights, protect trade secrets or to determine the validity and scope of proprietary rights claimed by others. Any litigation of this nature, regardless of outcome or merit, could result in substantial costs and diversion of management and technical resources, any of which could adversely affect our business, financial condition and results of operations. Patent litigation tends to be particularly protracted and expensive.

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  Exhibit 99.2
RISK FACTORS
RISK FACTORS RELATING TO OUR SPIN-OFF FROM IAC
RISK FACTORS RELATING TO OUR BUSINESS FOLLOWING TICKETMASTER'S SPIN-OFF FROM IAC